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                                                                    Exhibit 16.1

April 29, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants of Carnival plc and, under the date February 6, 2003, we reported on the consolidated financial statements of Carnival plc as of and for the years ended December 31, 2002 and 2001. On April 17, 2003, we resigned as principal accountants. We have read the statements by Carnival plc set out in Item 4 of its Form 8-K/A dated April 17, 2003, and we agree with such statements in so far as they relate to ourselves. However we are not in a position to agree or disagree with Carnival plc's statements in relation to PricewaterhouseCoopers LLP.

Very truly yours,

/s/ KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England